

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2022

Patrick O'Donnell
Interim Chief Financial Officer
TreeHouse Foods, Inc.
2021 Spring Road, Suite 600
Oak Brook, IL 60523

      Re: TreeHouse Foods, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed February 15, 2022
          File No. 001-32504

Dear Patrick O'Donnell:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing